NO ACT

pe
12-18-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010624

February 23, 2010

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Room 3030
Dallas, TX 75202

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-23-2010

Re: AT&T Inc.
Incoming letter dated December 18, 2009

Dear Mr. Wilson:

This is in response to your letter dated December 18, 2009 concerning the shareholder proposal submitted to AT&T by the Association of Ameritech/SBC Retirees, Inc. and Thomas and Carole Lovell. We also have received a letter on the proponents' behalf dated January 13, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW, Suite 800
Washington, DC 20005-6705

February 23, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 18, 2009

The proposal requests that the board include, as a voting item in the proxy statement for each annual meeting, an advisory resolution proposing that stockholders approve or disapprove the compensation of the named executive officers set forth in the Summary Compensation Table and the accompanying narrative disclosure.

We are unable to concur in your view that AT&T may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that AT&T may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alexandra M. Ledbetter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

13 January 2010

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder proposal to AT&T Inc. from the Association of Ameritech/SBC Retirees and Carole and Thomas Lovell

Dear Counsel:

I have been asked to respond on behalf of the Association of Ameritech/SBC Retirees and Carole and Thomas Lovell ("the Proponents") to the letter from counsel for AT&T Inc. ("AT&T" or the "Company") dated 18 December 2009 ("AT&T Letter"), in which AT&T advises that it intends to omit portions of the Proponents' Supporting Statement from the Company's 2010 proxy materials. For the reasons set forth below, the Proponent respectfully asks the Division to deny the no-action relief that AT&T seeks and instead agree that the modified language proposed herein by Proponents is a sufficient and preferable remedy.

The Association's Proposal

Proponents' resolution states as follows:

> **RESOLVED,** the stockholders of AT&T hereby request that the Board include, as a voting item in the proxy statement for each annual meeting of stockholders, an advisory resolution proposing that stockholders approve or disapprove the compensation of the named executive officers as set forth in the proxy statement's Summary Compensation Table ("SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT. The proposal shall make clear that the vote is advisory and will not abrogate any employment agreement.

In its Letter, AT&T states its belief that two sets of statements in the Proponents' Supporting Statement may be omitted from its 2010 proxy materials pursuant to Rule 14a-8(i)(3) because they are materially false and misleading.

Under Rule 14a-8(g), AT&T bears the burden of demonstrating why the Proponent's proposal may be excluded. As we demonstrate below, AT&T has not sustained its burden, and the request for no-action relief should therefore be denied. Alternatively, the Proponents would be agreeable to substituting modified language that would in each instance address and remedy the problem identified by AT&T.

The Two Categories of Statements That AT&T Alleges to be False and Misleading

Each statement that the Company claims to be materially false and misleading, along with Proponents' response, is set forth below:

1. *Executive officers received 101% of the target award for the 2006-08 performance cycle even though return on invested capital only "slightly exceeded" the company's cost of capital (see 2009 proxy).*

This sentence in the Supporting Statement concluded a three-paragraph description of the low performance threshold that AT&T maintains for the payout of what the Company calls "performance shares." For the 2006-08 performance award cycle, the Board used the Company's average return on invested capital (ROIC) to determine the award payout. However, because AT&T did not disclose the target range for this ROIC metric, it is impossible for Proponents (or any shareholder) to know if the executive officers only "slightly exceeded" the Company's cost of capital or exceeded it by a substantial degree.

Accordingly, Proponents are agreeable to amending the language above so that it tracks more precisely the "target range" language in AT&T's 2009 proxy (at page 39), which the AT&T Letter recites as being in conflict with the Proponents' statement (*see* AT&T Letter, at page 2, note 1). We propose the following amended language:

> Executive officers received 101% of the target award for the 2006-08 performance cycle even though return on invested capital only "slightly exceeded" the **target range** ~~company's cost of capital~~ (see 2009 proxy).

2. *In addition to platinum pensions, AT&T maintains lavish golden severance and golden coffin payments. If Whitacre had terminated after a change in control, his severance would have exceeded $110 million, including $20 million in tax reimbursements.*

Stephenson continues the trend. He would have received $18.8 million plus $17.1

million in immediate vesting of unearned "performance shares," a windfall greatly exceeding 2.99 times his base salary plus target bonus.

As an initial matter, it is not clear why AT&T included the first of the two paragraphs above in its Letter (at page 2). Nowhere in its Letter does AT&T claim that any aspect of the first cited paragraph is false or misleading. That paragraph, which pertains solely to the widely-reported severance received by former CEO Ed Whitacre, could remain in the Supporting Statement irrespective of any modification or deletion of the subsequent paragraph, which pertains solely to the current CEO, Randall Stephenson. As AT&T correctly states in its Letter, "Rule 14a-8(i)(3) permits a company to exclude a proposal if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading." (AT&T Letter, at page 2). AT&T neither claims nor demonstrates that the first paragraph concerning Ed Whitacre is in any way false or misleading. Indeed, it could not plausibly do so since the fact that Whitacre's total severance exceeded $110 million, including $20 million in tax reimbursements, has been widely-reported in the media and itemized in AT&T's own proxy statements (including in greater detail in the Supporting Statement of Proponents' identical resolution in the 2009 proxy statement).

Accordingly, we ask the Division to specifically deny AT&T's requested relief with respect to the first paragraph above, pertaining to Mr. Whitacre.

With respect to the second paragraph, pertaining to Mr. Stephenson, Proponents reject AT&T's characterization of this statement as "false." We note that AT&T does not question the cited dollar figures, *viz.*, that Mr. Stephenson as of year-end 2008 was eligible for change in control termination payments of $18.8 million, and also for a payout of $17.1 million in still-unearned performance shares, at 100% of target, in the event of his termination due to death or disability. (*See* AT&T 2009 Proxy Statement at pages 52 and 58, respectively).

The $17.1 million figure in Proponents' statement refers to Mr. Stephenson's "golden coffin" – specifically, to the guaranteed payout of all outstanding performance shares at 100 % of target if he terminates due to death or disability. As the 2009 Proxy Statement discloses (at page 52):

> In the event of the officer's termination of employment due to death or disability, the officer's outstanding restricted stock will vest and outstanding performance shares will pay out at 100% of target. As a result, . . . the officer's beneficiary would have received . . . Mr. Stephenson: $17,146,398 . . ..

AT&T apparently interprets the reference to the $17.1 million not as a reference to the "golden coffin" payout (triggered by death or disability), but rather as a reference to change in control severance, which, indeed, does not "immediately

vest," but is instead paid out at the end of each performance cycle as if the executive had remained employed. (See AT&T Proxy Statement at page 37).

We do not believe that AT&T's claimed interpretation is valid. Nonetheless, to avoid confusion over this issue, we are willing to modify the language to make it more clear and specific, thereby negating AT&T's expressed concern. Accordingly, if the Division should concur that Proponents' statement is ambiguous as to the different components of Mr. Stephenson's potential termination payouts, we are agreeable to substituting the following amended language (changes highlighted below):

> Stephenson continues the trend. **As of the end of 2008, he could have** receive**d** $18.8 million **in change in control severance payments or a** $17.1 million **payout for** ~~in immediate vesting~~ of unearned "performance shares" **in the event of termination due to death or disability,** ~~a windfall~~ **either of which would** greatly exceed~~ing~~ 2.99 times his base salary plus target bonus.

Conclusion

AT&T has failed to carry its burden of demonstrating that the specified statements in the Supporting Statements are materially false and misleading in violation of Rule 14a-9. With respect to the first paragraph in the second set of statements (beginning with the words "In addition ..." and ending with the words "... tax reimbursements"), AT&T offers no rationale at all for its intention to omit these two sentences. We respectfully request that you advise AT&T that the Division cannot concur with the omission of that paragraph. With respect to the other two paragraphs, we respectfully request that you advise AT&T that the Division cannot agree with AT&T's position; should the Division concur with the AT&T as to these two statements, we ask the Division to advise AT&T that the proposed language changes address the concern.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required. I would be grateful as well if you could email or fax me a copy of the Division's response once it is issued.

Very truly yours,



Cornish F. Hitchcock

cc: Paul M. Wilson, Esq.
Carole and Thomas Lovell



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

December 18, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2010 Annual Meeting
Stockholder Proposal of Association of Ameritech/SBC Retirees, Inc. and Thomas and Carole Lovell

Ladies and Gentlemen:

This statement and material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 10, 2009, AT&T received a stockholder proposal and supporting statement (the "Proposal") submitted by the Association of Ameritech/SBC Retirees, Inc. and Thomas and Carole Lovell for inclusion in AT&T's 2010 proxy materials. A copy of the Proposal and related correspondence is attached hereto as Annex A. For the reasons stated below, AT&T intends to omit portions of the Proposal from its 2010 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. Copies of this letter and the attachments are being mailed concurrently to the proponents as notice of AT&T's intention to omit the Proposal from its 2010 proxy materials.

The Proposal requests the Company to adopt an advisory vote on executive compensation. AT&T believes that certain statements in the Proposal may be omitted from its 2010 proxy materials pursuant to Rule 14a-8(i)(3) because they are materially false and misleading.

Certain statements in the Proposal may be excluded from AT&T's 2010 proxy materials pursuant to Rule 14a-8(i)(3) because the statements are materially false and misleading.

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. See Sara Lee Corporation (July 31, 2007) (permitting company to exclude materially false or misleading portions of supporting statement from proxy materials). Each statement in the Proposal that the Company believes is materially false and misleading is set forth and discussed below.

1. *Executive officers received 101% of the target award for the 2006-08 performance cycle even though return on invested capital only "slightly exceeded" the company's cost of capital (see 2009 proxy).*

This statement says that return on invested capital only slightly exceeded the Company's cost of capital. This is a false statement. As stated in the 2009 proxy statement, return on invested capital slightly exceeded the *target range*, which was set *above* the Company's cost of capital.[1]

2. *In addition to platinum pensions, AT&T maintains lavish golden severance and golden coffin payouts. If Whitacre had terminated after a change in control, his severance would have exceeded $110 million, including $20 million in tax reimbursements.*

   Stephenson continues the trend. He would receive $18.8 million plus $17.1 million in immediate vesting of unearned "performance shares," a windfall greatly exceeding 2.99 times his base salary plus target bonus.

The reference to performance shares vesting upon a change in control is false. Mr. Stephenson did have $17.1 million in outstanding performance shares at the end of 2008, which were granted under the 2006 Incentive Plan. However, contrary to the statement set forth above, the 2006 Incentive Plan does not provide for an "immediate vesting of unearned 'performance shares.'" There is no provision for vesting or payment of performance shares as a result of a change in control.

As shown above, the statements in the Proposal set forth above are materially false and misleading and thus may be omitted from AT&T's 2010 proxy materials pursuant to Rule 14a-8(i)(3).

---

[1] "The sole measure for the executive officers for the 2006-2008 Performance Period was return on invested capital. For this period, the return on invested capital target range was slightly exceeded. In accordance with a predetermined formula, 101% of the target performance shares were distributed. Although the target range was set above our cost of capital..." (AT&T 2009 Proxy Statement, p. 39.)

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures

cc: Association of Ameritech/SBC Retirees, Inc.
Thomas and Carole Lovell

Annex A

Association of Ameritech /SBC Retirees ., Inc

Proudly working on behalf of retirees of Ameritech, SBC, and predecessor/successor Bell Companies of the New AT&T, located throughout the United States

www.AASBCR.org

November 9 2009

Ann E. Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 S. Akard Street
Suite 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

On behalf of ourselves, as individual stockholders, and the Association of Ameritech/SBC Retirees, we hereby resubmit the attached stockholder proposal for inclusion in the Company's next proxy statement, which received the support of 47% of shares voting this year's annual meeting, as permitted under SEC Rule 14a-8.

The resolution once again requests that the Board include, as a voting item printed in the proxy statement for each annual meeting of stockholders, an advisory resolution proposing that stockholders approve or disapprove the compensation of the named executive officers as set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT.

The Association of Ameritech/SBC Retirees owns over 80 shares of the Company's stock, the same shares it owned two years ago when the Association originally submitted this resolution. Carole and Tom Lovell jointly own 300 shares of the Company's common stock. The Association and the Lovells have each held their shares continuously for more than one year. Both the Association and the Lovells intend to maintain their ownership position through the date of the 2010 Annual Meeting. A representative of the association will be present to introduce and speak for the resolution at the Company's 2010 Annual Meeting.

Thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any further information, please do not hesitate to contact us.

Sincerely yours,



Carole Lovell
AT&T Stockholder and President
Association of Ameritech/SBC Retirees



Thomas Lovell
Individual Stockholder

Enclosure

Office / Fax Number (312) 962-2770
P.O. Box 7477, Buffalo Grove, IL 60089-7477

Shareholder Advisory Vote on Executive Compensation

The Association of Ameritech/SBC Retirees Inc., P.O. Box 7477, Buffalo Grove, IL 60089, owner of 80 shares of the Company's common stock, and Carole and Thomas Lovell, owner of 300 shares of the Company common stock, hereby resubmit the following shareholder resolution for inclusion in the Company's proxy statement for the 2009 Annual Meeting.

PROPOSAL

RESOLVED, the stockholders of AT&T hereby request that the Board include, as a voting item in the proxy statement for each annual meeting of stockholders, an advisory resolution proposing that stockholders approve or disapprove the compensation of the named executive officers as set forth in the proxy statement's Summary Compensation Table ("SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT. The proposal shall make clear that the vote is advisory and will not abrogate any employment agreement.

SUPPORTING STATEMENT

We believe the owners of the Company should be allowed to express their approval or disapproval of the compensation package for the CEO and other executive officers, just as shareholders do at public companies in the U.K., Australia, the Netherlands (which requires a binding vote) and more than 15 U.S. companies, including Verizon.

Greater scrutiny and investor feedback is particularly needed at AT&T, in our view, since pay is weakly aligned with performance and executive pension and severance benefits stand out as unjustifiably costly.

At the time AT&T merged with BellSouth in 2006, a study by The Corporate Library ("Pay for Failure: The Compensation Committees Responsible") singled out both companies as two of the eleven large U.S. companies "where the disconnect between pay and performance is particularly stark."

In a July 2008 update, the Corporate Library reported that what AT&T calls 'performance shares' "continue to payout for below median total shareholder return (TSR)."

The bar is set so low on performance shares that executives receive 50% of target if AT&T's TSR is as low as the 20th percentile compared to its Telecom Peer Group. Such low expectations are what golfers call a "gimme."

Executive officers received 101% of the target award for the 2006-08 performance cycle even though return on invested capital only "slightly exceeded" the company's cost of capital (see 2009 proxy).

continued

AT&T's executive pension formula is far more generous than rank-and-file managers receive. While the rank-and-file pension was frozen and converted to an annual contribution, the SERP offers the CEO a defined benefit annuity, payable for life, and targeted at 60 percent of salary plus bonus.

Former CEO Whitacre received a $158.4 million pension package when he retired in 2007, the highest pension benefit for any CEO (*Pensions & Investments*, "Pension Goldmine Awaits AT&T, Occidental CEOs"). This included $83.3 million in Senior Executive Retirement Plan (SERP) accumulations.

The present value of CEO Stephenson's SERP already exceeds $19.9 million (2009 proxy).

In addition to platinum pensions, AT&T maintains lavish golden severance and golden coffin payouts. If Whitacre had terminated after a change in control, his severance would have exceeded $110 million, including $20 million in tax reimbursements.

Stephenson continues the trend. He would receive $18.8 million *plus* $17.1 million in immediate vesting of unearned "performance shares," a windfall greatly exceeding 2.99 times his base salary plus target bonus.

AT&T also reimburses executives for income tax due on country club memberships and excess parachute payments – a widely-criticized practice called "tax gross-ups" (2009 proxy).

Please vote FOR a say-on-pay.



Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
208 S. Akard, Room 3025
Dallas, TX 75202
Ph. (214) 757-7982

November 12, 2009

Via Express Mail
Thomas Lovell and
Carole Lovell, President
Association of Ameritech/SBC Retirees, Inc.
P.O. Box 7477
Buffalo Grove, IL 60089-7477

Dear Thomas Lovell and Carole Lovell:

On November 10, 2009, we received your letter dated November 9, 2009, submitting a stockholder proposal on behalf of the Association of Ameritech/SBC Retirees, Inc. and yourselves, as individual stockholders, for inclusion in the proxy materials for AT&T Inc.'s 2010 annual meeting. We are currently reviewing the proposal to determine if it is appropriate for inclusion.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal.

Neither one of your names, nor the name of the Association, appears in our records as a registered stockholder. Therefore, in accordance with SEC rules, each stockholder submitting the proposal must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. *You must provide the required documentation no later than 14 days from your receipt of this letter.*

Please note that if you or your qualified representative does not present the proposal at the annual meeting, it will not be voted upon. The date and location of the annual meeting will be provided to you at a later date.

Sincerely,

Association of Ameritech /SBC Retirees®, Inc

Proudly working on behalf of retirees of Ameritech, SBC, and predecessor/successor Bell Companies of the New AT&T, located throughout the United States


www.AASBCR.org

November 23, 2009

Nancy H. Justice
Director – SEC Compliance
AT&T, Inc.
208 S. Akard, Room 3025
Dallas, Texas 75202

Dear Ms. Justice:

I received your letter dated November 12 regarding documentation needed to further the AASBCR stockholder proposal. On behalf of the Association of Ameritech/SBC Retirees and Thomas Lovell, my husband, and myself. I provide the enclosed letters from the broker, Charles Schwab.

The Association of Ameritech/SBC Retirees owns over 92 shares of the Company's stock with dividend reinvestment. Thomas and myself own 300 shares. I am also enclosing the statements that indicate the ownership. The Association as well as my husband Thomas and myself intend to maintain this ownership position through the date of the 2009 Annual Meeting. Both the Association and Thomas and myself have held our shares continuously for more than one year. One of us will be present to introduce and speak for the resolution at the Company's 2009 Annual Meeting.

Thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any further information, please do not hesitate to contact me.

Sincerely yours,



Carole Lovell
President
Association of Ameritech/SBC Retirees

Enclosure

Office / Fax Number (312) 962-2770
P.O. Box 7477, Buffalo Grove, IL 60089-7477

Charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

November 20, 2009

THOMAS G LOVELL &
CAROLE LOVELL JT TEN

FISMA & OMB Memorandum M-07-16

Re: Account ***FISMA & OMB Memorandum M-07-16***

Dear Mrs. Lovell:

Per the request of your advisor, Strategic Planning Group Inc., this letter is to confirm that, as of November 9, 2009 your account held 300 shares of AT & T Inc New (CUSIP 00206R102, symbol T).

These shares have been held continuously since at least November 1, 2008.

Thank you for your business, and should you have further questions or concerns, please do not hesitate to contact your investment advisor.

Sincerely,



Tara Harvell
AS Relationship Specialist

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

November 23, 2009

Association of Ameritech/ SBC
PO Box 7477
Buffalo Grove, IL 60089

Re: ***FISMA & OMB Memorandum M-07-16***

Dear Mrs. Lovell:

Per the request of your advisor, Strategic Planning Group Inc., this letter is to confirm that, as of November 9, 2009 Association of Ameritech/SBC held 92.5901 shares of AT & T Inc New (CUSIP 00206R102, symbol T).

Exclusive of reinvested dividends, 80 shares have been held since May 19, 2006.

Enclosed, please find a copy of the trade confirmation dated May 19, 2006 showing the 80 shares purchased at that time, which is in excess of one year.

Thank you for your business, and should you have further questions or concerns, please do not hesitate to contact your investment advisor.

Sincerely,



Tara Harvell
AS Relationship Specialist